SO XX

05038173

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 1 2005 SEC PROCESSING SECTION WASH. D.C. 213

SEC FILE NUMBER
8- 43576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evolution Securities US Inc. (formerly B. Pierce & Co., Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wood Street
(No. and Street)

London (City) | England (State) | EC2V7AN (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Horsley | 011-44-207-071-4402 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) | Lake Success (City) | NY (State) | 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Graeme Dell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evolution Securities US Inc. (formerly B. Pierce & Co., Inc.), as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Executive Officer
Title

[signature]
Notary Public

R. J. LOOSLEY

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVOLUTION SECURITIES US INC.

SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH. D.C. 213 SECTION

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

****

EVOLUTION SECURITIES US INC.
(FORMERLY B. PIERCE & CO., INC.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 250,703
Prepaid expenses	22,526
Other assets	2,147
	$ 275,376

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 25,000
Due to related parties	65,132
	90,132
Subordinated borrowings	100,000
Stockholder's equity:	
Common stock, no par value; 100 shares authorized, issued and outstanding	1,000
Additional paid-in capital	150,498
Deficit	(66,254)
	85,244
	$ 275,376

The accompanying notes are an integral part of this financial statement.

EVOLUTION SECURITIES US INC.

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS:

Evolution Securities US Inc. (formerly B. Pierce & Co., Inc.) (the "Company") was organized on October 3, 1990, under the laws of the State of New York. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is a wholly-owned subsidiary of Evolution Securities Ltd. (formerly Evolution Beeson Gregory Ltd.), a foreign corporation.

The Company routes orders, primarily from its U.S. institutional customers, for execution in foreign markets. The Company clears all of its securities transactions through its parent company, a foreign broker dealer, on a RVP/DVP basis. In addition the Company distributes third party research for its affiliated entities.

On May 4, 2004 Evolution Securities Ltd. (formerly Evolution Beeson Gregory Ltd.), a U.K. Company, acquired a twenty percent interest in the Company and on August 5, 2004, completed the acquisition of the remaining interest from the former shareholder. Pursuant to that acquisition, the Company amended its membership agreement with the NASD so that it may claim exemption from SEC rule 15c3-3 under the provisions of section (k)(2)(i).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers all money market accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition:

Securities transactions and the related revenue and expenses will be recorded on a trade date basis, as if the transactions have settled.

Income Taxes:

The Company had elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, the Company itself was not subject to federal income tax. The stockholders were required to report separately their distributive share of the Company's income or loss to federal tax authorities. In addition, the Company had elected S Corporation status for New York State tax purposes, and, accordingly, the Company paid New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

On May 4, 2004, a twenty percent interest in the Company's stock was purchased by Evolution Securities Ltd. (formerly Evolution Beeson Gregory, Ltd.), a U.K. Corporation, which effectively terminated the S Corporation election. As such, the Company is currently taxed at regular corporate income tax rates for Federal, New York State and New York City tax purposes.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred taxes have been recorded to reflect the tax effect of the temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes rather than the accrual basis of accounting used for financial reporting purposes.

Property, Equipment and Trading Software:

Property, equipment and trading software was stated at cost less accumulated depreciation and amortization. Depreciation and amortization was computed using the straight line method over the estimated useful lives of the assets which was five years.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. DUE TO RELATED PARTIES:

Amounts due to related parties, which include the parent corporation and its affiliates, are non-interest bearing and due on demand.

4. SUBORDINATED BORROWINGS:

On December 10, 2004 the NASD approved a subordinated loan agreement between the Company, as borrower, and the Evolution Securities Ltd, as lender, in the principal amount of $100,000. The loan is non-interest bearing and matures on December 10, 2007.

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

5. CAPITAL CONTRIBUTIONS:

During the current year, the parent company made a capital contribution in the amount of $150,000.

6. INCOME TAXES:

The Company has a net operating loss carryforward in the approximate amount of $59,000, expiring in 2024, which is available to offset future taxable income.

A deferred tax asset and liability has been established to account for temporary differences arising primarily from prepaid expenses, accrued expenses and other payables and for the future benefit expected to arise as a result of the net operating loss carryforward.

A 100% valuation allowance has been established for the tax benefit arising as a result of these temporary differences due to the uncertainty regarding the near-term utilization of such benefit.

The net deferred tax asset and liability at December 31, 2004 consists of the following:

Deferred tax asset	$ 37,900
Deferred tax liability	(10,200)
Valuation allowance	(27,700)
Net deferred tax	$ -0-

7. **AGENT SETTLEMENT AGREEMENT:**

The Company operates principally through its agent settlement agreement with its Parent. The agreement provides for the Company to pay allocable charges for personnel, market data, systems, communications, marketing and miscellaneous other direct transaction costs associated with its agency trading. In addition the Company pays execution, clearance and settlement charges on a per transaction basis.

8. **NET CAPITAL REQUIREMENTS:**

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2004, the Company had net capital, as defined, of $160,571, which exceeded the required minimum net capital of $100,000 by $60,571. Aggregate indebtedness at December 31, 2004 totaled $90,132. The ratio of aggregate indebtedness to net capital was .56 to 1.

9. **OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2004 this credit risk amounted to $149,779.

10. **MANAGEMENTS BUSINESS PLAN:**

The shareholder has indicated its intent to infuse sufficient working capital, if needed, to meet ongoing operations and maintain continued compliance with net capital requirements.

****

The Company's Statement of Financial Condition as of December 31, 2004 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Evolution Securities US Inc.
(formerly B. Pierce & Co., Inc.)

We have audited the accompanying statement of financial condition of Evolution Securities US Inc. (formerly B. Pierce & Co., Inc.) (the "Company") as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Evolution Securities US Inc. (formerly B. Pierce & Co., Inc.) at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 21, 2005